EXHIBIT 4.8

                                 THIRD AMENDMENT
                                 --------------

                                       OF
                                       --

                   WPIX INC. HOURLY EMPLOYEES' RETIREMENT PLAN
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                         (Effective as of July 1, 1991)



                  WHEREAS, WPIX Inc. (the "Company") maintains WPIX Inc. Hourly Employees' Retirement Plan (the "Plan"); and

                  WHEREAS, the Plan has been amended from time to time and further amendment of the Plan is now considered desirable;

                  NOW, THEREFORE, by virtue and in exercise of the power reserved to the Company by Section 10.1 of the Plan, the Plan be and it hereby is amended, effective October 1, 1998, as follows:

                  1. By adding the following new Sections 4.5 and 4.6 to the Plan:


         "4.5     Investment Funds

                  The Trustee shall divide the Trust Fund into two or more separate "Investment Funds." One such fund shall be designated as the "Company Stock Fund" and, except to the extent otherwise specifically provided in the Trust Agreement, shall be invested by the Trustee in shares of common stock of the Company ("Company Stock"). Another of such funds shall be designated as the "Cash Fund" and shall be invested by the Trustee in short-term, cash equivalent or similar type investments. In addition, the Investment Committee may establish one or more additional funds, to be maintained in accordance with such investment policies as may from time to time be adopted by the Investment Committee and communicated to the Trustee; provided, that no amounts in any


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         Investment Fund other than the Company Stock Fund shall
         be invested in Company Stock or in other securities issued by any Employer or Related Company, except for any general portfolio investment of any Investment Fund in Company Stock from time to time. No portion of any Investment Fund shall be invested in "collectibles," as such term is defined in Section 408(m) of the Internal Revenue Code.

         4.6      Investment Elections

                  The Administrative Committee shall establish such rules and procedures as it may deem necessary or desirable to allow Participants, Former Participants, and their Beneficiaries to direct the investment of their accounts among one or more Investment Funds. Each investment direction shall be made in such manner and at such time as the Administrative Committee shall determine, and shall be effective only in accordance with such rules as shall be established from time to time by the Administrative Committee or its delegate; the Administrative Committee shall direct the Trustee to make investments in accordance with such investment directions. The Trustee shall be entitled to rely upon the validity and accuracy of all directions received by it from the Administrative Committee. Notwithstanding any other provision hereof to the contrary, during any period in which a Participant has not made his initial election as to the investment of his accounts, he shall be deemed to have elected that 100% of the net credit balance in his accounts be invested in the Cash Fund."


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